SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

PACER TECHNOLOGY

(Name of the Issuer)

PACER TECHNOLOGY

PT ACQUISITION CORP.

CYAN HOLDING CO.

CYAN INVESTMENTS LLC

(Name of Person(s) Filing Statement)

Common Stock, Without Par Value Per Share

(CUSIP Number of Class of Securities)

(Title of Class of Securities)

RICHARD S. KAY

Chairman, Chief Executive Officer and President

PACER TECHNOLOGY

9420 Santa Anita Avenue

Rancho Cucamonga, CA 91730

(909) 987-0550

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

with copies to:

BEN A. FRYDMAN Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000	THEODORE M. ELAM McAfee & Taft 211 North Robinson, Suite 100 Oklahoma City, Oklahoma 73102 (405) 235-9621

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,978,652	$1,373

*	The aggregate merger consideration is based upon the sum of (a) the product of 2,151,591 shares of common stock outstanding, excluding shares owed by Cyan Investments, LLC and certain affiliates, and the merger consideration of $6.95 per share (equal to $14,953,557) and (b) the difference between the merger consideration of $6.95 per share and the exercise price per share of each of the 753,000 shares of common stock exercisable under options outstanding, excluding options owned by Cyan Investments, LLC and certain affiliates, in which the exercise price per share is less than $6.95 per share (equal to $2,025,095).

**	In accordance with Exchange Act Rule 0-11 the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $16,978,652.

Check box if any part of the fee is offset as provided by $ 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.  ☒

Amount Previously Paid: $1,373.00

Form or Registration No.: Schedule 14A

Filing Party: PACER TECHNOLOGY

Date Filed: September 2, 2003

Item 1. Summary Term Sheet

Item 2. Subject Company Information.

Item 3. Identity and Background of Filing Person.

Item 4. Terms of the Transaction.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 8. Fairness of the Transaction.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 11. Interest in Securities of the Subject Company.

Item 12. The Solicitation or Recommendation.

Item 13. Financial Statements.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 15. Additional Information.

Item 16. Exhibits.

1 1 2 2 3 4 4 4 5 5 6 6 6 6 7 7

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed by PT Acquisition Corp., a California corporation (the “Merger Sub”), Pacer Technology, a California Corporation (“Pacer”), Cyan Holding Co., an Oklahoma corporation (“Parent”) and Cyan Investments LLC (“Cyan”). Pursuant to an Agreement and Plan of Merger dated as of July 29, 2003 (the “Merger Agreement”), Merger Sub will merge with and into Pacer and Pacer will be the surviving corporation and a wholly owned subsidiary of Parent.

Upon completion of the merger, each outstanding share of Pacer common stock will be converted automatically into the right to receive $6.95 in cash per share, without interest, less any applicable withholding taxes, except that: (a) shares of Pacer common stock owned by Cyan and its affiliates will be cancelled without payment; and (b) shares held by shareholders who properly assert and perfect their dissenters’ rights under Chapter 13 of the California General Corporation Law will be purchased for their “fair market value” as determined under California law. Upon completion of the merger, the entire equity interest in Pacer will be owned by Cyan and its affiliates.

Concurrently with the filing of this Transaction Statement, Pacer is filing a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to which the shareholders of Pacer will be asked to vote on the principal terms of the Merger Agreement. The information set forth in the Proxy Statement, including all exhibits and appendices thereto, is hereby expressly incorporated by reference in this Transaction Statement. The information required to be disclosed in this Transaction Statement, including the applicable sections of Regulation M-A under the Exchange Act, is disclosed in the Proxy Statement and the exhibits and appendices thereto. The Proxy Statement is in preliminary form and is subject to completion and amendment.

All information contained in this Transaction Statement concerning Pacer has been supplied by Pacer, and all information concerning Merger Sub, Parent and Cyan has been supplied by Merger Sub, Parent and Cyan and their representatives and agents.

Item 1.  Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.  Subject Company Information.

Item 1002 of Regulation M-A

(a)	Name and Address. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT PACER” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the caption “THE MERGER–Voting Rights; Quorum; Vote Required for Approval.”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “PRICE RANGE OF PACER’S COMMON STOCK” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “DIVIDENDS AND DIVIDEND POLICY” is incorporated herein by reference.

(e)	Not Applicable.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement and the caption “DIVIDENDS AND DIVIDEND POLICY” and “OTHER MATTERS—Purchases by Pacer and its Directors and Executive Officers, Parent, Merger Sub and their Directors and Executive Officers” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

Item 1003 of Regulation M-A

(a)-(c)	Name and Address; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the captions “INFORMATION ABOUT PACER” and “INFORMATION CONCERNING CYAN” is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the captions “INFORMATION ABOUT PACER,” “INFORMATION CONCERNING CYAN” and “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” is incorporated herein by reference.

Item 4.  Terms of the Transaction.

Item 1004 of Regulation M-A

(a)(1)	Tender Offers. Not applicable.

(a)(2)(i)	Transaction Description. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “THE MERGER” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(a)(2)(ii)	Consideration. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—The Proposed Merger,” and “THE MERGER—Payment of Merger Consideration and Surrender of Stock Certificates” is incorporated herein by reference.

(a)(2)(iii)	Reasons for the Transaction. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS-Purpose and Reasons for the Merger”—“Purpose and Reasons of Parent and Merger Sub as to the Merger”—“Position of Parent and Merger Sub as to Fairness of the Merger,” “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest” is incorporated herein by reference.

(a)(2)(iv)	Vote Required for Approval. The information set forth in the Proxy Statement under the caption “MERGER—Voting Rights; Quorum; Vote Required for Approval” is incorporated herein by reference.

(a)(2)(v)	Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the captions “THE MERGER - Payment of Merger Consideration and Surrender of Stock Certificates” – “Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “SUMMARY TERM SHEET—The Proposed Merger” – “Questions About the Fairness of the Merger and Conflicts of Interest” is incorporated herein by reference.

(a)(2)(vi)	Accounting Treatment. Not Applicable.

(a)(2)(vii)	Federal Income Tax. The information set forth in the Proxy Statement under the caption “THE MERGER—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)	Different Terms. The information contained in the section entitled “THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interests” in the proxy statement is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the captions “THE MERGER—Dissenters’ Rights,” “THE MERGER AGREEMENT—Dissenters’ Rights,” “SUMMARY TERM SHEET—The Proposed Merger” and “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not Applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A

(a)(1)	Transactions. The information set forth in the Proxy Statement under the caption “OTHER MATTERS—Security Ownership of Certain Beneficial Owners and Management” – “Purchases by Pacer and its Directors and Executive Officers and Parent, Merger Sub, Cyan and their Directors and Executive Officers” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” and “THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interests” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. Not Applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “THE MERGER” and “THE MERGER AGREEMENT” in the Proxy Statement is incorporated herein by reference

(c)(1)-(8)	Plans. The information contained in the sections entitled “SUMMARY TERM SHEET—The Proposed Merger,” “DIVIDENDS AND DIVIDEND POLICY,” “SPECIAL FACTORS—Purpose of and Reasons for the Merger” – “Parent’s Plans for Pacer” – “Position of Parent and Merger Sub as to Fairness of the Merger” – ”Purpose and Reasons of Parent and Merger Sub as to the Merger,” “THE MERGER” and “THE MERGER AGREEMENT” is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a)-(c)	Purposes; Alternatives, Reasons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—The Proposed Merger,” “SPECIAL FACTORS—Purpose of and Reasons for the Merger” – “Position of Pacer as to the Fairness of the Merger to Pacer’s Disinterested Shareholders” – “Position of Parent and Merger Sub as to Fairness of the Merger” – “Purpose and Reasons of Parent and Merger Sub as to the Merger” – “Parent’s Plans for Pacer,” “THE MERGER—Proposal to be Considered at the Special Meeting” – “Structure of the Merger,” “SPECIAL FACTORS—Effects of the Merger” and “THE MERGER AGREEMENT—Conversion of Shares” is incorporated herein by reference.

(d)	Effects. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Purpose of and Reasons for the Merger” – “Position of Pacer as to the Fairness of the Merger to Pacer’s Disinterested Shareholders” – “Position of Parent and Merger Sub as to Fairness of the Merger” – “Purpose and Reasons of Parent and Merger Sub as to the Merger” – ”Parent’s Plans for Pacer,” “THE MERGER—Proposal to be Considered at the Special Meeting” – “Structure of the Merger” – “Material U.S. Federal Income Tax Consequences,” “SPECIAL FACTORS—Effects of the Merger” and “THE MERGER AGREEMENT—Conversion of Shares,” is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

Item 1014 of Regulation M-A

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled “SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest,” and “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” – “Position of Pacer as to the Fairness of the Merger to Pacer’s Disinterested Shareholders” – “Fairness

Opinion of Houlihan Lokey” in the proxy statement and Appendix B-1, “Opinion of Houlihan Lokey Howard & Zukin” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—Voting and Proxy Procedures” and “THE MERGER—Voting Rights; Quorum; Vote Required for Approval” in the proxy statement is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Position of Parent and Merger Sub as to the Fairness of the Merger to Pacer’s Disinterested Shareholders” – “Background of the Merger and Special Committee Proceedings”– ”Fairness Opinion of Houlihan Lokey” in the proxy statement is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” and “SPECIAL FACTORS—Approval by Pacer’s Directors” in the proxy statement is incorporated herein by reference.

(f)	Other Offers. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” and “SPECIAL FACTORS—Position of Parent and Merger Sub as to the Fairness of the Merger to Pacer’s Disinterested Shareholders” in the proxy statement is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a)-(c)	Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings” – “Fairness Opinion of Houlihan Lokey” and Appendix B-1, “Opinion of Houlihan Lokey Howard & Zukin” is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A

(a), (b) and (d)	Source of Funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the captions “THE MERGER—Merger Financing” in the proxy statement is incorporated herein by reference. Pacer has no alternative financing arrangements or alternative financing plans if the primary financing falls through.

(c)	Expenses. The information set forth in the Proxy Statement under the captions “THE MERGER—Estimated Fees and Expenses of the Merger” and “THE MERGER AGREEMENT—Fees and Expenses” in the proxy statement is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a)	Securities Ownership. The information set forth in the Proxy Statement under the caption “OTHER MATTERS—Security Ownership of Certain Beneficial Owners and Management” in the proxy statement is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Proxy Statement under the captions “OTHER MATTERS—Security Ownership of Certain Beneficial Owners and Management” – “Purchases by Pacer and its Directors and Executive Officers, and Parent, Merger Sub, Cyan and their Directors and Executive Officers” in the proxy statement is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

Item 1012 of Regulation M-A

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions “THE MERGER—Intent to Vote” in the proxy statement is incorporated herein by reference.

(e)	Recommendations to Others. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—Voting and Proxy Procedures” and “THE MERGER—Intent to Vote” in the proxy statement is incorporated herein by reference.

Item 13.  Financial Statements.

Item 1010 of Regulation M-A

(a)	Financial Information. The information set forth in the Proxy Statement under the captions “SELECTED FINANCIAL DATA,” “FINANCIAL STATEMENTS” and “OTHER MATTERS—Information Incorporated by Reference” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

(c)	Summary Information. The information set forth in the Proxy Statement under the caption “SELECTED FINANCIAL DATA” is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger” – “Fairness Opinion of Houlihan Lokey,” “SPECIAL FACTORS—Merger Financing” – “Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “THE MERGER—Proxy Solicitation” –

”Estimated Fees and Expenses of the Merger” and “THE MERGER AGREEMENT—Fees and Expenses” is incorporated herein by reference.

Item 15.  Additional Information.

Item 1011 of Regulation M-A

(b)	Other Material Information. The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16.  Exhibits.

Item 1016 of Regulation M-A.

Exhibit Number	Description

(a)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 2, 2003 (incorporated herein by reference to the Proxy Statement).

(b)	Representation Letter to Pacer from Midland Financial Co., dated July 29, 2003.

(c)(1)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated July 29, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)	Presentation by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Company’s special committee of the board of directors, dated July 29, 2003.*

(d)	Agreement and Plan of Merger, dated July 29, 2003, by and among Cyan Holding Co., PT Acquisition Corp. and Pacer Technology (incorporated herein by reference to Appendix A of the Proxy Statement).

(f)	Chapter 13 of the California Corporations Code – Dissenters’ Rights (incorporated herein by reference to Appendix C to the Proxy Statement).

(g)	None

* To be filed by amendment.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2003	PACER TECHNOLOGY

	By:	/s/ RICHARD S. KAY
	Name: Title:	Richard S. Kay Chairman, Chief Executive Officer and President

Dated: August 29, 2003	CYAN INVESTMENTS LLC

	By:	/s/ ELLIS T. GRAVETTE, JR.
	Name: Title:	Ellis T. Gravette, Jr.

Dated: August 29, 2003	CYAN HOLDING CO.

	By:	/s/ ELLIS T. GRAVETTE, JR.
	Name: Title:	Ellis T. Gravette, Jr.

Dated: August 29, 2003	PT ACQUISITION CORP.

	By:	/s/ ELLIS T. GRAVETTE, JR.
	Name: Title:	Ellis T. Gravette, Jr.

EXHIBIT INDEX

Exhibit Number	Description

(a)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 2, 2003 (incorporated herein by reference to the Proxy Statement).

(b)	Representation Letter to Pacer from Midland Financial Co., dated July 29, 2003.

(c)(1)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated July 29, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)	Presentation by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Company’s special committee of the board of directors, dated July 29, 2003.*

(d)	Agreement and Plan of Merger, dated July 29, 2003, by and among Cyan Holding Co., PT Acquisition Corp. and Pacer Technology (incorporated herein by reference to Appendix A of the Proxy Statement).

(f)	Chapter 13 of the California Corporations Code – Dissenters’ Rights (incorporated herein by reference to Appendix C to the Proxy Statement).

(g)	None

* To be filed by amendment.